March 18, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief

Re:	TIBCO Software Inc.
Form 10-K for the Fiscal Year Ended November 30, 2012
Filed January 28, 2013
File No. 000-26579

Dear Mr. Gilmore:

TIBCO Software Inc. (the “Company”) is submitting this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 6, 2013 (the “Comment Letter”). For your convenience, we have repeated your comments 1 through 3 below, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.	We note your disclosure on page 3 describes your hosting services. Please describe your accounting policy and provide additional details regarding your hosting arrangements including whether your customers have the right to take possession of the software. Refer to ASC 985-605-55-119 through 125. We further note on page F-8 that your multiple element arrangements may include hosting services as well as professional services, which as noted on page F-7 may include implementation services. Please also describe your accounting policy for arrangements that include both hosting services and implementation services.

TIBCO Software Inc.  ■  3303 Hillview Avenue, Palo Alto, CA 94304  ■  TEL: +1-650-846-1000  ■  FAX: +1-650-846-1005  ■  www.tibco.com

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

March 18, 2013

Response:

The Company provides software solutions where the software resides on the Company’s servers (or those of a third party service provider) and customers who license such hosted software solutions do not have the contractual right to take possession of the software. The Company accounts for these hosted solutions as service contracts in accordance with the provisions of the multiple-element arrangement guidance in ASC 605-25. Any revenue related to these hosted solutions is recognized over the contract term. Certain of these arrangements also include professional services that do not involve customization of the software code and are not essential to the functionality of the software; rather, they are consulting services focused on process and technology changes to ensure the most effective use of our hosting services by the customer.

The Company accounts for arrangements that include both hosting services and professional services as multiple element arrangements. The Company accounts for multiple elements included in a single contract as separate units of accounting if: (i) the delivered item has value to the customer on a stand-alone basis and (ii) if a general right of return exists relative to the delivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. The Company determines that a delivered item has stand-alone value to the customer when either (i) other third-party party vendors sell that item separately or (ii) the customer could resell that item on a stand-alone basis. If the deliverables have stand-alone value, the Company accounts for each deliverable separately and revenue is recognized for the respective deliverables as they are delivered.

The Company’s hosting services have stand-alone value because they are sold separately. These hosting solutions are fully functional without any additional development, modification or customization. The Company provides customers access to its hosting solution at the beginning of the contract term. Certain customers start using the hosting solution as soon as the contract term begins, even though the professional services, including implementation services, are not completed. In determining whether professional services have stand-alone value, the Company considers the availability of the professional services from other vendors, the nature of the professional services and whether the Company sells its hosting solutions to new customers without professional services. The professional services are not unique or complex. Some customers contract with third-party vendors for such services or perform the implementation services themselves without the Company’s involvement. As a result, the Company concluded that professional services have a stand-alone value and the conditions are met for the separation of professional services revenue from the hosting services revenues.

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

March 18, 2013

Note 14 – Legal Proceedings

JuxtaComm v. TIBCO, et al., page F-23

2.	We note your disclosure on page F-24 indicates that it is possible that your business, financial position or results of operations could be negatively affected by an unfavorable resolution of the action. We note similar disclosure with respect to your InvestPic, LLC and Vasudevan Software, Inc. ongoing litigation. Please tell us what consideration was given to disclosing whether any outcome would have a material and adverse effect on your financial statements as a whole, including the statement of cash flows.

Response:

The Company advises the Staff that it conducts a quarterly assessment of legal matters, including the matters referenced in the Staff’s inquiry above, to determine how those matters should be treated in the context of applicable accounting and disclosure requirements. The Company assessed the potential impact of each legal proceeding, as referenced in its Annual Report on Form 10-K for the fiscal year ended November 30, 2012 (the “2012 Form 10-K”), and determined that, at the time it filed the 2012 Form 10-K, a potential loss was not probable. In addition, the Company could not estimate a possible range of loss. In the event that the Company determines in the course of assessing its legal proceedings that a loss is reasonably possible, and such loss or range of loss can be estimated, the Company will include disclosure to the extent it could be material.

YYZ, LLC v. TIBCO Software Inc., page F-25

3.	We note that in December 2012 you reached a settlement agreement with YYZ, LLC. Please tell us what consideration was given to disclosing the amount of the settlement or including a statement that the settlement was immaterial, if applicable.

Response:

The Company advises the Staff that at the time it filed the 2012 Form 10-K, the Company considered its disclosure regarding the settlement with YYZ, LLC. At that time, the Company determined that disclosure was not required because the amount of the settlement was immaterial.

In response to the Staff’s comment, in future filings the Company will revise its disclosure to include a statement that the amount of the settlement with YYZ, LLC was immaterial.

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

March 18, 2013

* * * * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 846-1316. We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely,

/s/ William R. Hughes

William R. Hughes
Executive Vice President, General Counsel and Secretary